ORBIS

Warszawa , 2003-09-16

[redacted]

03032356

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
SEP 29 2003
WASH. D.C. 187 SECTION

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 26/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

dlw 9/30

Current report no 26/2003

The Management Board of "Orbis" S.A. hereby informs that the following shareholders represented at least 5% of the total number of votes at the Extraordinary General Assembly of "Orbis" S.A. Shareholders held on September 11, 2003:

1) ACCOR S.A., which represented 13 519 251 votes out of the aggregate number of 25 434 870 votes present at the above-mentioned General Assembly. The number of 13 519 251 votes represented by ACCOR S.A. constituted 29.34% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

2) Reib International Holdings Limited, which represented 4 778 190 votes out of the aggregate number of 25 434 870 votes present at the above-mentioned General Assembly. The number of 4 778 190 votes represented by Reib International Holdings Limited constituted 10.37% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

3) Commercial Union OFE BPH CU WBK, which represented 2 600 000 votes out of the aggregate number of 25 434 870 votes present at the above-mentioned General Assembly. The number of 2 600 000 votes represented by Commercial Union OFE BPH CU WBK constituted 5.64% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

4) The State Treasury, represented by the Minister of the State Treasury, which had 1 875 000 votes out of the aggregate number of 25 434 870 votes present at the above-mentioned General Assembly. The number of 1 875 000 votes held by the State Treasury represented by the Minister of the State Treasury constituted 4.07% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

5) ING Nationale-Nederlanden Polska OFE, which represented 1 500 000 votes out of the aggregate number of 25 434 870 votes present at the above-mentioned General Assembly. The number of 1 500 000 votes represented by ING Nationale-Nederlanden Polska OFE constituted 3.26% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.